Exhibit 99.2

Letter to Shareholders

Overview

The last three years will likely be looked upon as three of the more important years in the development of our company. In 2008, our operations demonstrated their resilience during a difficult period, while in 2009 and 2010 we were able to capitalize on this strength by being in a position to make a number of strategic investments in high quality assets at attractive valuations. During this time, we completed two very large restructurings, added a number of market-leading operating units to our business, raised substantial capital from institutional and retail clients, and took our relationships to new levels. This period, while challenging, has changed Brookfield and reinforced our commitment to invest in real assets on a value basis.

From an operations perspective, we generated $1.5 billion of cash flow from operations or $2.37 per share, consistent with our results in 2009. Net income for the overall company was just over $3 billion, of which $1.5 billion was attributable to the common shareholders, representing $2.33 per common share. More importantly, our growth initiatives broadened our asset base and deepened our business. As the recovery gains momentum, and as our economically sensitive businesses continue to recover, and these new operations start to fully contribute, we should achieve substantially increased cash flows.

Market Conditions

We continue to see very positive sequential and year-over-year growth in almost all of our businesses and believe that this will continue to be the case in 2011. Job creation remains slow, but the ultimate recovery in employment levels bodes well for our shorter cycle businesses, such as residential development and timberlands, which are dependent on consumer confidence and the employment outlook.

The broad investment landscape faced significant challenges during the course of 2010, as the global economic recovery progressed at an uneven pace. Threats emerged from all corners of the globe, with the sovereign debt crises in Europe, continued weakness in U.S. labour markets and policy intervention in China weighing on growth and sentiment. However, despite these negative pressures, the capital markets proved to be resilient.

As compared to a few years ago, good businesses which require capital can now access it at reasonable costs. This fact, combined with continued action by the Federal Reserve as well as preliminary signs of returning economic strength, caused investor confidence to increase as the year progressed.  As a result, markets around the world experienced strong gains for the year, including the S&P 500, which rose 15%.

And though Europe has many issues to deal with, its problems now seem to be in the open. These problems may not all be addressed in the near term, but at least they are being discussed. The reorganization of the European Union will take time but ultimately our belief is

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that the positive global growth factors in the world will outweigh the negative factors that are currently depressing most countries in Europe, with the exception of Germany, which continues to show its industrial strength.

Overall Investment Performance

In the context of the above events, our share price increased 53% in 2010. This came on top of the 51% increase in 2009, although despite these gains, we now know all too well how many increases it takes to recover from a year like 2008.

After taking 2010 into account, the 10-year compound annual return for shareholders was 26%, or 18% over the past 20 years. This compares favourably to most other investments and as stated before, we will be pleased if we can compound returns on a per share basis in excess of 12% to 15% in the future.

Annualized Total Return

	Brookfield (NYSE)	S&P 500	TSX	Gold	10-Year Treasuries
1	53%	15%	18%	30%	8%
5	11%	2%	7%	22%	5%
10	26%	1%	7%	18%	5%
20	18%	9%	9%	7%	7%

In addition, most of our listed affiliates recovered significant value in the stock market over the last year, delivering performances close to that of Brookfield. The performance of our private equity investment funds was also strong in 2010, with nearly every fund meeting its target returns. Investment performance of our listed public securities funds exceeded benchmarks, led by our global listed infrastructure long-only strategy that achieved a 17.2% return in 2010. The strong performance of these entities has enabled us to add assets under management in both our private equity business and our traditional listed mandates.

Intrinsic Share Value

Our most important objective is to increase the intrinsic value of a Brookfield common share at a rate of 12% to 15% per annum when measured over the long term. To us, the intrinsic value of our company consists of three principal components. The first is the tangible value of our equity, which is derived primarily from our audited financial statements and totalled $30.96 per share at year end. The second is the value of our asset management business, which is derived from the magnitude of capital under management for others and the associated potential fee streams, and which we estimate was approximately $6.50 per share at year end. The sum of these two components represents an intrinsic value of $37.45 per share. The third component of value, which we have not quantified, is the additional value that we can add and compound as a result of the quality of our people and operating platforms, our global reach, execution capabilities and relationships developed over decades.

Furthermore, we believe our business strategies should enable the value of each one of your shares to compound at a rate of 12% to 15% on this amount, which adds approximately $4.00 to $5.00 to the intrinsic value of the shares on an annual (although irregular) basis. While many companies will attempt to exceed these returns, our goal is to take moderate risk with your

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capital with the goal of compounding attractive returns over the very long term while at the same time protecting your capital from permanent impairment.

This is one reason why we were pleased that we did not have to issue common stock at an inopportune time in 2008 and 2009, thereby enabling these values and cash flows to continue to compound away on virtually the same number of shares of the company. As a result, we should be able to achieve higher growth on a per share basis than would otherwise have been possible. And, while we did recently choose to issue shares at less than their intrinsic value, we did this because we believe we were able to purchase close to equivalent value in what we invested in, with the added benefit of establishing a more meaningful position in a leading U.S. retail real estate franchise, a new investment which should offer us exceptional growth opportunities.

Investment Themes

While continuing to run each of our businesses, we dedicate our excess resources (capital and people) to opportunities on a selective basis, based on more macro themes. The past five years have been dedicated to investing in Australia, Brazil and Canada. This strategy has seen us make major investments in each of these three countries, and we have benefitted substantially as these economies outpaced most others in the world and their currencies outperformed. We now have exceptional businesses in these countries which should allow us to capitalize on organic growth opportunities over the next decade as the dynamics of the expanding middle class in the developing world plays out.

Five years ago, after assessing how best to invest in Asia, we decided to pursue a strategy of participating in the growth of economies such as China and India through countries such as Australia, which stood to gain from selling products to Asia, and where we were comfortable owning and operating long-life assets. Consistent with our investment philosophy, we have accepted gains at a more measured pace than if we had invested directly into Asian countries, but without the socio-political issues.

As a result of these initiatives, approximately 50% of our capital is deployed in Australia, Brazil and Canada, and we are therefore benefitting from the positive conditions of these export-oriented economies, in particular when compared to the U.S. This also means that we are also now more directly exposed to the Chinese economy than we have been in the past, both through the businesses we own and through revenues we earn in currencies of countries which rely in part on China for their growth. While acknowledging the short-term fluctuations which may occur, we believe this exposure has been, and still is, a prudent diversification for Brookfield, and over the longer term will continue to be an excellent place for our capital.

More recently, in the past two years, we have focused our efforts on restructurings, primarily in the U.S. We have done this at a time when distress in the United States economy reduced the valuations of even the highest quality assets.

In this regard, we invested substantial amounts of capital, at distress prices, to acquire a variety of U.S. assets, from shopping malls to multi-family apartments, office properties and wind power projects. Our thesis continues to be that we are buying assets at large discounts to their

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replacement costs, and we believe that the $14 trillion U.S. economy will recover over the medium to longer term.

In addition to the acquisition-based growth strategies underlying these broad themes, each of our established global businesses features opportunities for Brookfield to organically expand our operations and achieve our goals for return on capital. Our access to funds and global scale allow us to put substantial amounts of capital to work in each of our businesses at highly attractive returns. Recent organic growth initiatives include building a signature 900,000 square foot office building in Perth that is primarily leased to BHP Billiton, extension of our rail lines to accommodate iron-ore clients in Western Australia, building residential and office condominiums in Brazil, and expansion of our power business through new-build hydro developments in Brazil, and through wind projects in Ontario and California. Even more exciting, we continue to see a broad array of similar opportunities to add to our operations at highly attractive long-term returns.

General Growth

General Growth Properties (“GGP”) emerged from bankruptcy in November with our consortium owning approximately 30%. Shortly thereafter, GGP completed a $2.2 billion secondary capital raise at $14.75 per share, more than 50% higher than the price of the capital we invested in the reorganization, and the shares of GGP currently trade in excess of this value. The share issue was extremely well received in the market by a high quality group of shareholders, and GGP was able to boost its cash position by $700 million.

Early in 2011, we increased our holding in GGP to approximately 40% through the purchase of $1.7 billion of GGP shares held by Fairholme Fund, our partner in the recapitalization of GGP. Fairholme agreed to take a 4.5% ownership stake in our company, with the balance funded through a $578 million offering of equity. This enables us to remain in a very liquid situation, and therefore able to pursue other opportunities as they come along.

GGP is one of the few great retail franchises in the United States. GGP has more than 180 regional shopping malls – approximately 20% of the regional malls in the U.S. – and the majority of its properties rank among the highest quality U.S. retail centres.

GGP recently hired a new CEO and GGP is committed to re-energizing the operating platform, opportunistically refinance approximately $13 billion of mortgages (many of which fortuitously have no make-whole provisions), sell non-core assets, lease vacancies and convert its short-term occupancies to permanent leases, and increase rents as the economy recovers and consumer spending improves.

We are very positive on the long-term prospects for GGP and intend to assist the company in every way we can.

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Infrastructure Operations

During the fourth quarter, we closed the merger of Brookfield Infrastructure with its 40% owned Australian-listed affiliate. With this transaction, Brookfield Infrastructure increased its capitalization to approximately $3.5 billion and took direct ownership of a world class group of infrastructure assets, including electricity transmission lines, natural gas pipelines, rail lines, and cargo and bulk shipping terminals.

The combination should also augment our ability to distribute additional cash flow from Brookfield Infrastructure to investors. In this regard, and in conjunction with the closing of the transaction, distributions were increased by 13%. The benefits of the merger should also enable us to revisit the distribution again once the operations are fully integrated.

We achieved the final close for three private Infrastructure Funds with total equity capital raised of $3.5 billion. These funds are currently about 10% invested with the balance expected to be deployed over the next few years in our core areas of focus in North and South America. Clients in these Funds represent a premier group of global institutional investors, who we feel privileged to have as partners.

In addition to a robust number of acquisition alternatives, we have a solid pipeline of organic expansion opportunities within our existing infrastructure holdings, which should be very positive to our operating results.

Global Property Reorganization

We reorganized our office business to create a global leader in office properties by selling our premier office assets in Australia to our 50%-owned Brookfield Office Properties (“BPO”). Our goal in doing this was to have all of our premier office property operations conducted by one entity. Our office business is focused on providing high quality space to global corporations in major gateway cities. We have a strategic advantage as we have deep relationships with major corporations, and our reputation is for providing quality environments for their employees.

Furthermore, we believe that over the next five years as this strategy plays out, BPO will become a premier public security in the capital markets for those who wish to invest in the office business, as a result of BPO owning the highest quality office portfolios in each of the U.S., Canada, Australia and the U.K.

Our Brazilian residential homebuilder, Brookfield Incorporações, is on track to achieve its best year ever as the real estate market in that country continues to prosper. Meanwhile, here in North America, we expect to shortly complete the combination of BPO’s residential business with Brookfield Homes to form Brookfield Residential, which will contain all of our North American residential operations. Our thesis is that when the residential markets in the U.S. improve over the next few years, this combined entity will have the scale to compete with a select group of large-scale developers. In the short-term we will be able to integrate these businesses and benefit from best-in-class operating skills across the operations.

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Agricultural Land Operations

As a small subset of our real estate business, we have invested in agricultural lands in Brazil for over 25 years. More recently we have increased the resources dedicated to this business, as the economics are extremely compelling. Agriculture is receiving considerably more investment attention in institutional circles as food prices increase and shortages loom. We are fortunate to be one of the few global asset managers with expertise in this sector, which is a rapidly emerging asset class.

Recently, we closed a fund dedicated to the agriculture business in Brazil, with commitments of US$330 million to acquire agricultural lands for conversion into higher and better uses over time (principally soya beans and sugar cane). We intend to expand our agricultural activities in Brazil through this fund, as the general managing partner and as a 30% equity participant.

Our present agricultural operations comprise approximately 400,000 acres of agricultural land, some planted with sugar for ethanol production and others in earlier stages of development. We are one of the largest owners of prime agricultural land in Brazil today, and deployment of these new funds will certainly put us into the top ranks of owners of land in the world’s new agricultural super power.

Our land conversion strategy is to acquire land in strategic areas (including the Brazilian savannah region known as the Cerrado) which have traditionally been used for cattle ranching. We assemble land in clusters in order to entice ethanol producers to locate their facilities on or near our land holdings. Once an ethanol producer has established a facility in close proximity to our land, we can then plant sugar cane (the feedstock for Brazilian ethanol) and dramatically improve the cash flow realized from the land. The multiples on this conversion from ranching to sugar cane plantations can often increase the value of the land from 3 to 5 times. In the interim, while aggregating clusters of land to attract an ethanol facility, we typically plant soya beans or other high value crops, which are lucrative based on the costs of land in Brazil and world prices of food commodities.

Given the expected growth in the world’s population and consumption habits, and given that these grasslands can be transformed into some of the most productive agricultural lands on the planet, we see substantial long-term upside from owning these operations.

Balance Sheet Strength

We believe that companies such as ours should operate with investment grade financing secured by assets, and only modest amounts of debt at the corporate level. We believe that cross-collaterized financings are a risky proposition, despite usually being cheaper, and most of the time, more flexible. Instead, we believe that each asset in a company like ours should be financed with minimal support from other assets, and without corporate guarantees. This ensures that no one asset, investment, or entity can ever compromise our core operations, which is obviously paramount to the success of any great long-term business.

As a result, we focus our attention on capital structure to ensure that we always have a strong balance sheet. We may sacrifice short-term cash flows to achieve this, as we believe

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that in our business, the number one focus should always be the balance sheet, as it will also lead to greater stability of operating cash flows.

This attention to balance sheet strength instead of short-term cash flows is one of the reasons we were able to maintain our focus and execute our strategies over the past few years and emerge in a strong position to grow our business. We believe this company-wide strategy will continue to safeguard our asset values in the future.

Fundraising and Assets Under Management

In total in 2010, we closed on approximately $18 billion of third-party capital for investment. This included $7.5 billion of private institutional and public capital market fundraisings including the final close of our $5.5 billion real estate consortium with a $2.6 billion single investment fund for our GGP investment, three infrastructure funds totaling $3.5 billion of equity capital and $330 million for our Agricultural Fund. These commitments came from clients in Australasia, Europe, the Middle East, North America and South America and position us to continue to acquire assets while competitive bidding is still relatively restrained.

(millions)	Third-Party Capital
Power and Infrastructure
Private fundraisings	$ 1,800
Public market issuances	1,600
Debt issuances	3,000

Property
Private fundraisings	900
Public market issuances	700
Debt issuances	5,500

Private Equity and Finance
Private fundraisings	300
Various	600

Corporate and Other
Public market issuances	2,200
Debt issuances	600
Other	900
$ 18,100

Furthermore, we expect the positive trend in raising private capital to continue, as both our track record and our strategies are further understood by institutional clients, and as the broader fundraising market for private capital continues to grow.

Strategy and Goals

Our business strategy is to provide world-class asset management services on a global basis, focused on real assets such as property, renewable power and infrastructure. Our business model is to utilize our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our leading operating platforms to achieve reliable attractive long-term total returns for the benefit of our clients and the company.

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Our primary long-term goal remains achieving 12% to 15% compound annual growth in the underlying value of our business measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•	Operating a world-class asset management firm by offering a focused group of products on a global basis to our investment partners.

•
Focusing our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures and have some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

•
Differentiating our investing by utilizing our operating experience, our global platform, our scale and our extended investment horizons to generate greater returns over the long-term for our shareholders and partners.

•
Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a much more meaningful contribution to the bottom line.

•
Actively managing our capital. Our strategy of operating our businesses as discrete business units provides us with opportunities from time to time to enhance value by buying or selling parts of a business. In addition to the underlying value being created in the business, this strategy allows us to re-allocate this capital in order to achieve the optimal overall returns.

Outlook

We enter 2011 with a greater level of confidence than we possessed one year ago.  While the global economic recovery remains fragile and may not progress smoothly, the threat of a double dip recession has faded.  Investor and consumer confidence is returning, as all sectors of the capital markets continue to re-open.  Although threats to this positive momentum persist, we believe a slow, but sustainable, economic rebound will be achieved.

While we begin 2011 with renewed optimism on the capital markets, risks to our outlook remain. Unemployment remains stubbornly high and consumers are cautious, even as they begin to increase spending. Furthermore, rising inflation, particularly rising commodity prices, could pressure margins, as the current economic environment is not supportive of escalating retail pricing.

Although we are unable to control these risks or forecast their resolution with complete accuracy, we will continue to focus on limiting their potential impact.  We have a deep and talented team of investment professionals that have managed through numerous market cycles in the past and look forward to meeting the new challenges that await in the years ahead.

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We believe we can continue to successfully grow our global asset management business, because underlying fundamentals continue to be very positive for asset management, particularly within the property and infrastructure areas. Our investment partners have made substantial commitments to our fund products, and we are confident that our lower-risk, lower-volatility assets should become even more appealing over time, as investors seek yield that offers superior inflation-protected returns to cash holdings, without the risk that comes with owning longer duration government investments.

Summary

The past three years have reinforced our confidence in our strategy of owning and operating high quality real assets. We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt
Chief Executive Officer
February 18, 2011

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “potential,” “future,” “intend,” “begin,” “grow,” “plan,” “expect,” “believe,” “positions,” “objective,” “continue,” “enable,” “generate,” “maintain,” “provide,” “expand,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this letter include statements with respect to: our belief that we should record substantially increased cash flows as the recovery gains momentum, our economically sensitive businesses continue to recover and new operations start to fully contribute; our belief in continued growth in 2011, as well as a recovery in employment levels and the impact on our shorter cycle businesses; our objective to increase the intrinsic value of a Brookfield common share at a rate of 12% to 15% per annum when measured over the longer term; our belief that our business strategies should enable our shares to compound at a rate of between 12% and 15%; our expectation of growth opportunities with our investment in General Growth Properties, Inc., and our positive outlook on its long-term prospects; our ability to capitalize on organic growth opportunities over the next decade in Australia, Brazil and Canada, and our belief that such countries will continue to be excellent places to invest our capital; our belief in the recovery of the U.S. economy over the medium to longer term; our ability to organically expand our operations, achieve our goals for return on capital and make acquisitions at highly attractive long-term returns; the ability of Brookfield Infrastructure to increase distributions; our ability to organically expand our infrastructure holdings and increase operating results; our belief that Brookfield Office Properties will become a premier public security in the capital markets over the next five years; our belief that our Brazilian residential homebuilder in on track to achieve its best year ever as the Brazilian real estate market continues to prosper; the closing of the combination of BPO’s residential business with Brookfield Homes, as well as our belief in improvement in North American residential markets over the next few years and the ability of the combined entity to compete with large-scale developers; our ability to expand our agricultural activities in Brazil through our fund, and the long-term upside from our agricultural land operations; our focus on the balance sheet leading to greater stability of operating cash flows and safeguarding of our assets; our ability to raise private capital, including our expectations of availability; our ability to grow our asset management business and belief that our assets should become more appealing to investors over time;

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and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill property vacancies; tenant bankruptcies; retails sales; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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